UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Force Protection Video Equipment Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

34520J 108

(CUSIP Number)

Paul Feldman

104 Iowa Lane

Suite 101

Cary, NC 27511

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

10/05/2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34520J108	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,000,000
	8.	SHARED VOTING POWER N/A
	9.	SOLE DISPOSITIVE POWER 10,000,000
	10.	SHARED DISPOSITIVE POWER N/A

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.32%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 34520J108	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

The Issuer maintains its principal executive offices at 104 Iowa Lane, Suite 101, Cary, NC 27511.

Item 2.  Identity and Background.

(a) The statement is filed by Mr. Paul Feldman, the Issuer’s sole Director and President.

(b) The business address for Mr. Feldman is 104 Iowa Lane, Suite 101, Cary, NC 27511.

( c) During the last five years, Mr. Feldman: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Feldman is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

On or about February 1, 2105, Mr. Feldman purchased the shares from his personal funds in the amount of $1,000.

Item 4.  Purpose of Transaction.

Mr. Feldman acquired the securities for investment purposes and to take majority control of the voting shares of the Company.

Item 5.  Interest in Securities of the Issuer.

Mr. Feldman owns 10,000,000 shares of the Issuer’s common stock which represents 53.32% of the Company’s Issued and outstanding shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. 34520J108	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Paul Feldman Insert Name

12/4/15 Insert Date